Exhibit 99.1

Todos Medical Announces Voting Results from 2019 Annual Shareholder Meeting

Rehovot, Israel and New York, NY – May 3, 2019 – Todos Medical Ltd. (OTCQB: TOMDF), a clinical-stage in-vitro diagnostics company focused on the development of blood tests for the early detection of cancer and neurodegenerative disorders, such as Alzheimer’s disease, today announced that Todos Medical’s Annual Shareholder Meeting was held on Monday, April 29, 2019.

Shareholders adopted all of the proposals submitted for their approval. The proposals included:

●	Approval of completion of acquisition of Breakthrough Diagnostics, Inc. from Amarantus Biosciences Holdings, Inc.
●	Approval of loan conversion transaction with a current debt holder to convert $350,000 in debt to an equity position.
●	Re-election of the Board of Directors.
●	Adoption of a Compensation Policy for the Company.
●	Re-appointment of Fahn Kanne & Co. Grant Thornton, Israel as the Company’s independent auditor.

“This has been an exciting year for Todos Medical as we have moved forward on many key initiatives. The highlights of which are the advancement of our technology to the point of beginning the commercialization phase of our breast cancer screening product as well as the acquisition of Breakthrough Diagnostics, Inc., which expands our technology to the field of neurodegenerative disorders, ” said Dr. Herman Weiss, President & CEO of Todos. “I would like to thank our entire team for their tremendous efforts in helping Todos Medical further its core objective of developing blood tests for the early detection of cancer and neurodegenerative disorders, such as Alzheimer’s disease.”

About Todos Medical Ltd.

Todos Medical Ltd. (OTCQB: TOMDF), an Israeli company headquartered in Rehovot, is an in-vitro-diagnostic (“IVD”) company engaged in the development of a series of blood tests for the early detection of a variety of cancers and neurodegenerative disorders, such as Alzheimer’s disease. The company has developed two cancer screening tests based on TBIA (Todos Biochemical Infrared Analyses), a method for cancer screening using peripheral blood analysis. The TBIA screening method is based on the cancer’s influence on the immune system which triggers biochemical changes in peripheral blood mononuclear cells (“PBMC”) and plasma. This proprietary and patented method incorporates biochemistry, physics and signal processing. The company’s two cancer screening tests, TM-B1 and TM-B2 are CE marked in the EU.

Additionally, the company’s subsidiary, Breakthrough Diagnostics, Inc., owns the exclusive rights to the Lymphocyte Proliferation Test (LymPro Test®), a diagnostic blood test that determines the ability of peripheral blood lymphocytes (PBLs) and monocytes to withstand an exogenous mitogenic stimulation that induces them to enter the cell cycle. It is believed that certain diseases, most notably Alzheimer’s disease, are the result of compromised cellular machinery that leads to aberrant cell cycle re-entry by neurons which then leads to apoptosis. LymPro is unique in the use of peripheral blood lymphocytes as a surrogate for neuronal cell function, suggesting a common relationship between PBLs and neurons in the brain.

For more information, the content of which is not part of this press release, please visit http://www.Todosmedical.com.

Forward-looking statements: Certain statements contained in this press release may constitute forward-looking statements. For example, forward-looking statements are used when discussing our expected clinical development programs and clinical trials. These forward-looking statements are based only on current expectations of management, and are subject to significant risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval or patent protection for product candidates; competition from other biotechnology companies; and our ability to obtain additional funding required to conduct our research, development and commercialization activities. In addition, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; delays or obstacles in launching our clinical trials; changes in legislation; inability to timely develop and introduce new technologies, products and applications; lack of validation of our technology as we progress further and lack of acceptance of our methods by the scientific community; inability to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties that may develop with our process; greater cost of final product than anticipated; loss of market share and pressure on pricing resulting from competition; and laboratory results that do not translate to equally good results in real settings, all of which could cause the actual results or performance to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, Todos Medical does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting Todos Medical, please refer to its reports filed from time to time with the U.S. Securities and Exchange Commission.

Todos Medical Investor and Media Contact:
Daniel Hirsch
Investor Relations
Dan.h@todosmedical.com
(347) 699-0029